EXHIBIT 99.1

NewsRelease

TransCanada Confirms Bruce Power's Unit 1 Return to Commercial Operations; Unit 2 Synchronized to Ontario Power Grid

Calgary, Alberta – October 24, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) confirmed today Bruce Power’s Unit 1 is now in commercial operations, the final milestone in the refurbishment of this Unit. A second significant milestone was achieved on Tuesday, October 16, 2012, with the synchronization of Unit 2 to the Ontario power grid.

“The commercial start of Unit 1 and synchronization of Unit 2 are exciting developments that are bringing to a close Bruce Power’s plans to see these refurbished reactors operate safely and reliably for decades to come,” said Russ Girling, TransCanada’s president and chief executive officer.

“We are pleased to have both units online and generating clean electricity that will help meet the needs of Ontario consumers,” added Girling. "Following the investment that has been made in these Units, we now expect that Bruce Power will begin to generate significant cashflow under the long-term fixed-price contract with the Ontario Power Authority."

Work will now continue on final commissioning activities on Unit 2, with its return to commercial operations expected to commence in the near term.

Bruce Power consists of two generating stations (Bruce A & B) with each station housing four nuclear reactors. With eight operating units, Bruce Power will produce more than 6,000 megawatts of low-cost, safe and clean electricity.  TransCanada owns 49 per cent of Bruce A and 32 per cent of Bruce B.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Management’s Discussion and Analysis filed February 15, 2012 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522